MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

As of February 18, 2026

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Fortuna Mining Corp. (the “Company” or “Fortuna”) (TSX: FVI and NYSE: FSM) should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024 (the “2025 Financial Statements”), and the related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings, including its annual information form, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of February 18, 2026. The information and discussion provided in this MD&A covers the year ended December 31, 2025, and where applicable, the subsequent period up to the date of issuance of this MD&A. Unless otherwise noted, all dollar amounts in this MD&A are expressed in United States (“US”) dollars. References to "$" or "US$" in this MD&A are to US dollars and references to C$ are to Canadian dollars.

Fortuna has a number of direct and indirect subsidiaries which own and operate assets and conduct activities in different jurisdictions. The terms "Fortuna" or the "Company" are used in this MD&A for simplicity of the discussion provided herein and may include references to subsidiaries that have an affiliation with Fortuna, without necessarily identifying the specific nature of such affiliation.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, which classifications differ significantly from the requirements required by the U.S. Securities and Exchange Commission (“SEC”) as set out in the cautionary note on page 39 of this MD&A. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s Annual Information Form for fiscal 2024 dated March 22, 2025 and its Management Information Circular dated May 1, 2025, which are available on SEDAR+ and EDGAR.

This MD&A uses certain Non-IFRS financial measures and ratios that are not defined under IFRS, including but not limited to: all-in costs, cash cost per ounce of gold; cash cost per ounce of gold equivalent;  all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; sustaining capital, growth capital; all-in cash cost per payable ounce of silver equivalent sold; free cashflow and free cashflow from ongoing operations; adjusted net income; adjusted attributable net income, adjusted EBITDA, EBITDA margin, net debt , total net debt to adjusted EBITDA ratio and working capital which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance. Non-IFRS financial measures and non-IFRS ratios do not have a standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Non-IFRS measures are further discussed in the “Non-IFRS Measures” section on page 25 of this MD&A.

Where applicable, the Company has presented operating and financial results for the previous financial periods based on its continuing operations. Contributions from the San Jose and Yaramoko Mines have been removed as they were disposed of during the second quarter of 2025.

Fortuna | 2

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

Fortuna | 3

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW

Fortuna is a growth focused Canadian precious metals mining company with operations and projects in South America and West Africa. The Company produces gold, silver, and base metals and generates shared value over the long-term through efficient production, environmental protection, and social responsibility. As at the date of the MD&A, the Company has three operating mines and exploration activities in Argentina, Côte d'Ivoire, Peru, and Mexico as well as the Diamba Sud gold project in Senegal.

The Company operates the open pit Lindero gold mine (“Lindero” or the “Lindero Mine”) located in northern Argentina, the underground Caylloma silver, lead, and zinc mine (“Caylloma” or the “Caylloma Mine”) located in southern Peru, and the open pit Séguéla gold mine (“Séguéla”, or the “Séguéla Mine”) located in southwestern Côte d’Ivoire. Each of the Company's producing mines is considered to be a separate reportable segment, along with the Company's corporate stewardship segment.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (“TSX”) under the trading symbol FVI.

HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2025

Financial

●	Sales were $947.1 million, an increase of 40% from the $677.2 million reported in the year ended December 31, 2024 (“2024”)
●	Mine operating income was $466.9 million, an increase of 100% from the $233.4 million reported in 2024
●	Operating income was $408.4 million, an increase of $252.3 million from the $156.1 million in operating income reported in 2024
●	Attributable net income from continuing operations was $269.7 million or $0.88 per share, an increase from attributable net income of $84.5 million or $0.27 per share reported in 2024
●	Adjusted net income (refer to Non-IFRS Financial Measures) was $222.2 million compared to $83.3 million in 2024, representing a 167% increase
●	Adjusted EBITDA (refer to Non-IFRS Financial Measures) was $514.0 million compared to $331.1 million reported in 2024, representing a 55% increase
●	Free cash flow from ongoing operations (refer to Non-IFRS Financial Measures) was $330.0 million compared to $102.6 million reported in 2024, representing a 222% increase
●	Net cash provided by operating activities from continuing operations was $455.4 million, an increase of 93% from the $235.7 million reported in 2024

Operating

●	Gold production of 239,915 ounces, a 2% increase from 2024
●	Silver production of 966,108 ounces, a 18% decrease from 2024
●	Lead production of 34,696,351 pounds, a 12% decrease from 2024
●	Zinc production of 50,761,436 pounds, a 2% decrease from 2024

Fortuna | 4

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

●	Consolidated All-in Sustaining Costs (“AISC”) of $1,933 per ounce on a gold equivalent sold basis compared to $1,634 per ounce for 2024. See “Non-IFRS Measures - All-in Sustaining Cash Cost per Ounce of Gold Equivalent Sold” for additional information

Health & Safety

During the fourth quarter, the Company recorded zero lost time injuries, one restricted work injury, and zero medical treatment injuries over 2.5 million hours worked. At year-end, the lost time injury frequency rate was 0.00 per million hours worked, compared to 0.48 at the end of 2024. The total recordable injury frequency rate at year-end was 0.74 per million hours worked, down from 1.36 at the end of 2024.

Environment

No serious environmental incidents, no incidents of non-compliance related to water permits, standards, and regulations and no material environmental fines were recorded during the fourth quarter of 2025, as well as throughout the year.

Community Engagement

During the fourth quarter of 2025, there were no material disputes at any of our sites, as well as throughout the year. We recorded 284 local stakeholder engagement activities during the period, for a total of 1,330 for 2025. These included consultation meetings with local administration and community leaders, participation in ceremonies and courtesy visits.

Fortuna | 5

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

Operating and Financial Highlights From Continuing Operations

A summary of the Company’s consolidated financial and operating results for the three and twelve months ended December 31, 2025 and 2024 is presented below:

	Three months ended December 31,			Years ended December 31,
Consolidated Metrics	2025	2024	% Change	2025	2024	% Change
Selected highlights

Gold
Metal produced (oz)	56,143	62,178	(10%)	239,915	235,620	2%
Metal sold (oz)	56,393	63,224	(11%)	239,377	234,649	2%
Realized price ($/oz)	4,166	2,659	57%	3,452	2,404	44%

Silver
Metal produced (oz)	248,882	249,238	(0%)	966,108	1,176,543	(18%)
Metal sold (oz)	252,807	249,419	1%	1,000,004	1,186,617	(16%)
Realized price ($/oz)	55.97	31.27	79%	40.24	27.88	44%

Lead
Metal produced (000's lbs)	8,444	9,500	(11%)	34,696	39,555	(12%)
Metal sold (000's lbs)	8,465	9,198	(8%)	35,475	39,378	(10%)

Zinc
Metal produced (000's lbs)	12,150	13,874	(12%)	50,761	51,906	(2%)
Metal sold (000's lbs)	12,083	13,932	(13%)	50,451	52,518	(4%)

Unit costs
Cash cost ($/oz Au Eq) (1)(2)	971	918	6%	928	855	9%
All-in sustaining cash cost ($/oz Au Eq) (1)(2)	2,054	1,842	11%	1,933	1,634	18%

Mine operating income	148.4	69.0	115%	466.9	233.4	100%
Operating income	114.1	45.7	150%	408.4	156.1	162%
Net income from continuing operations	74.0	16.3	354%	288.8	90.3	220%
Attributable net income from continuing operations	68.1	14.7	363%	269.7	84.5	219%
Attributable income from continuing operations per share - basic	0.22	0.05	340%	0.88	0.27	226%
Attributable net income	68.1	11.3	503%	287.5	128.7	123%
Attributable income per share - basic	0.22	0.04	450%	0.94	0.42	124%
Adjusted attributable net income (1)	71.3	19.4	268%	203.1	77.5	162%
Adjusted EBITDA (1)	157.2	94.9	66%	514.0	331.1	55%
Net cash provided by operating activities - continuing operations	162.3	99.2	64%	455.4	235.7	93%
Free cash flow from ongoing operations (1)	132.3	51.1	159%	330.0	102.6	222%
Capital Expenditures (2)
Sustaining	23.9	41.0	(42%)	109.0	122.5	(11%)
Sustaining leases	6.6	4.6	43%	24.0	15.3	57%
Growth capital	20.6	10.5	96%	69.0	38.6	79%
(1) Refer to Non-IFRS financial measures.

(2)Gold equivalent was calculated using the realized prices for gold of $3,452/oz Au, $40.2/oz Ag, $1,962/t Pb and $2,864/t Zn for Year 2025. Gold equivalent was calculated using the realized prices for gold of $2,404/oz Au, $27.9/oz Ag, $2,072/t Pb and $2,786/t Zn for Year 2024.

(3) Capital expenditures are presented on a cash basis.
Figures may not add due to rounding.
Discontinued operations have been removed where applicable.

Fortuna | 6

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

The following table presents a summary of selected financial information as of and for the three months and years ended December 31, 2025, 2024, and 2023:

	Three months ended December 31,			Years ended December 31,
(in millions of US dollars except percentages)	2025	2024	% Change	2025	2024	2023
Sales	270.2	195.2	38%	947.1	677.2	463.8
Mine operating income	148.4	69.0	115%	466.9	233.4	105.8
Operating income	114.1	45.7	150%	408.4	156.1	69.1
Net income	74.0	15.1	390%	311.1	141.9	36.0
Attributable net Income	68.1	11.3	503%	287.5	128.7	31.3
Earnings per share - basic	0.22	0.04	450%	0.94	0.42	0.01
Attributable earnings per share - basic	0.22	0.05	340%	0.88	0.27	0.01

(in millions of US dollars)				December 31, 2025	December 31, 2024	December 31, 2023
Cash and cash equivalents				554.0	231.3	97.9
Total assets				2,360.6	2,115.5	1,681.1
Debt				134.4	126.0	206.8
Shareholder's equity attributable to Fortuna shareholders				1,677.0	1,403.9	1,228.4

FINANCIAL RESULTS FROM CONTINUING OPERATIONS

Sales

(in millions of US dollars,	Three months ended December 31,			Years ended December 31,
except percentages)	2025	2024	% Change	2025	2024	% Change
Provisional sales
Lindero	79.0	70.4	12%	294.2	231.9	27%
Séguéla	154.0	96.7	59%	525.8	330.4	59%
Caylloma	34.9	28.7	22%	123.6	114.7	8%
Adjustments (1)	2.3	(0.6)	(483%)	3.5	0.2	1,650%
Total sales	270.2	195.2	38%	947.1	677.2	40%

(1) Adjustments consist of mark to market, final price and assay adjustments..
Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges.
Treatment charges are allocated to base metals at Caylloma.
Discontinued operations have been removed.

Fourth Quarter 2025 vs Fourth Quarter 2024

Consolidated sales from continuing operations for the three months ended December 31, 2025 were $270.2 million, a 38% increase from the $195.2 million reported in the same period in 2024. Sales by reportable segment for the three months ended December 31, 2025 were as follows:

●	Lindero recognized sales of $79.0 million from the sale of 19,062 ounces of gold, a 12% increase from the comparable period in 2024. Sales increased at Lindero as a result of higher realized metal prices of $4,173 per gold ounce compared to $2,659 in the previous period partially offset by lower sold ounces. Lower sold ounces was the result of downtime of the HPGR in December. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Séguéla recognized sales of $154.0 million from the sale of 36,998 ounces of gold, an increase of 59% over the comparable period. Higher sales at Séguéla were the result of higher production from higher tonnes milled and

Fortuna | 7

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

grades as well as higher realized metal prices of $4,162 per gold ounce compared to $2,658 in the comparable period. See "Results of Operations – Séguéla Mine, Côte d’Ivoire" for additional information.
●	Caylloma recognized sales of $34.9 million compared to $28.7 million reported in the same period in 2024. Higher sales were the result of higher realized silver prices offsetting lower base metal production. See "Results of Operations – Caylloma Mine, Peru" for additional information.

Twelve Months of 2025 vs Twelve Months of 2024

Consolidated sales from continuing operations for the twelve months ended December 31, 2025 were $947.1 million, a 40% increase from the $677.2 million reported in the same period in 2024. Sales by reportable segment for the twelve months ended December 31, 2025 were as follows:

●	Lindero recognized sales of $294.2 million from the sale of 86,495 ounces of gold compared to $231.9 million in the comparable period. The increase in sales was the result of higher realized metal prices. Production for the year was impacted by the downtime of the HPGR in December. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Séguéla recognized sales of $525.8 million from the sale of 152,384 ounces compared to $330.4 million in the comparable period. The increase in sales was driven by higher production from an increase in tonnes milled and higher realized metal prices. See "Results of Operations – Séguéla Mine, Côte d’Ivoire" for additional information.
●	Caylloma recognized sales of $123.6 million compared to $114.7 million in the same period in 2024 as higher realized silver prices offset lower metals production. Lower production was primarily the result of lower grades mined in line with the mine plan.

Operating Income (Loss) and Adjusted EBITDA

	Three months ended December 31,				Years ended December 31,
	2025	% (1)	2024	% (1)	2025	% (1)	2024	% (1)
Operating income (loss)
Lindero	36.7	46%	18.3	26%	185.2	63%	55.3	24%
Séguéla	77.4	50%	30.8	32%	242.2	46%	102.5	31%
Caylloma	15.3	41%	6.6	24%	45.0	35%	36.1	31%
Corporate	(15.3)		(10.0)		(64.0)		(37.8)
Total	114.1	42%	45.7	23%	408.4	43%	156.1	23%

Adjusted EBITDA (2)
Lindero	48.9	62%	37.4	53%	166.5	57%	118.0	51%
Séguéla	104.1	68%	56.7	59%	349.6	66%	200.7	61%
Caylloma	19.3	52%	10.7	38%	62.7	49%	50.6	43%
Corporate	(15.1)		(9.9)		(64.8)		(38.2)
Total	157.2	58%	94.9	49%	514.0	54%	331.1	49%

(1) As a percentage of sales.
(2) Refer to Non-IFRS Financial Measures.
Figures may not add due to rounding.
Discontinued operations have been removed.

Fourth Quarter 2025 vs Fourth Quarter 2024

Operating income for the three months ended December 31, 2025 was $114.1 million, an increase of $68.4 million over the same period in 2024 which was primarily due to:

●	Higher operating income at the Lindero Mine was primarily the result of higher sales as described above and lower operating costs due to lower cash costs and depletion. This was partially offset by foreign exchange losses

Fortuna | 8

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

of $3.1 million from the devaluation of the Peso and the costs of repatriation. The fourth quarter of 2024 included a charge of $4.7 million for a write down of inventory to net realizable value.
●	Séguéla recognized operating income of $77.4 million in the fourth quarter compared to $30.8 million in the comparable period. The increase in operating income was a result of higher sales, which were partially offset by higher mining costs due to an increase in stripping in line with the mine plan and a 2% increase in government royalties which took effect on January 10, 2025. Operating income for the fourth quarter of 2025 included $16.2 million in depletion related to the purchase price of Roxgold Inc. in 2021.
●	Operating income at the Caylloma Mine for the fourth quarter of 2025 increased by $8.7 million compared to 2024 as a result of higher sales.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $157.2 million for the three months ended December 31, 2025, an increase of $62.3 million over the same period in 2024. Higher adjusted EBITDA was primarily the result of higher sales.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the three months ended December 31, 2025 was $74.0 million. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

Twelve Months of 2025 vs Twelve Months of 2024

Operating income for the twelve months ended December 31, 2025 was $408.4 million, an increase of $252.3 million over the same period in 2024 which was primarily the result of:

●	Higher operating income at the Lindero Mine was primarily the result of the reversal of an impairment of $52.7 million related to mineral properties and a reversal of $16.7 million of previously recorded write-downs of low grade stockpiles. Higher sales were also a factor as described above.
●	Séguéla recognized operating income of $242.2 million primarily driven by the same factors as above. Operating income for full year 2025 included $71.4 million in depletion related to the purchase price of Roxgold Inc. in 2021.
●	Operating income for the twelve months at Caylloma increased by $8.9 million as a result of higher sales.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $514.0 million for the twelve months ended December 31, 2025, an increase of $182.9 million over the same period in 2024. Higher adjusted EBITDA was primarily the result of higher sales.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the twelve months ended December 31, 2025 was $311.1 million. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

All-in Sustaining Cost (“AISC”)

Fourth Quarter 2025 vs Fourth Quarter 2024

Consolidated AISC per gold equivalent ounce (“GEO”) sold from continuing operations for the fourth quarter of 2025 was $2,054 compared to $1,842 for the comparable quarter. Contributing factors of a higher AISC for the period were:

●	An $85/oz increase from higher share-based compensation due to the impact of an increase of the share price on share units expected to settle in cash
●	A $139/oz increase from royalties as metal prices increased and the ad valorem royalty at Séguéla increased by 2% on January 10, 2025
●	The comparable period included a ($19)/oz benefit related to the gain on blue chip swaps in Argentina

Fortuna | 9

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

●	The impact of high gold prices on the calculation of GEOs at Caylloma ($74/oz) and lower production at Lindero due to downtime of the HPGR in December

Twelve Months of 2025 vs Twelve Months of 2024

Consolidated AISC per GEO from continuing operations for full year 2025 was $1,933 compared to $1,634 for the comparable period. The increase in AISC was primarily driven by the following:

●	An $88/oz increase in cash costs primarily due to an increase in stripping ratios at Séguéla and a drop in grades mined at Caylloma increasing the cost per ounce produced
●	A $104/oz increase due to higher G&A primarily as a result of higher share-based compensation
●	A $91/oz increase from royalties as metal prices increased and the ad valorem royalty at Séguéla increased by 2% on January 10, 2025
●	A ($5)/oz benefit from the gains on blue chip swaps in Argentina compared to ($34)/oz in the comparable period
●	The impact of high gold prices on the calculation of GEOs at Caylloma ($63/oz) and lower production at Lindero due to downtime of the HPGR in December

Including discontinued operations, 2025 AISC per GEO was $1,870 compared to annual guidance of $1,670 to $1,765. AISC was higher than guidance due to the following:

●	The impact of rising gold prices on royalties ($60/ounce)
●	The calculation of gold equivalent ounces for silver and base metals ($54/ounce).
●	The value of the Company’s shares increased over the year, which increased share based compensation expenses as restricted stock units expected to settle in cash were marked to market ($60/ounce).

General and Administrative (“G&A”) Expenses

	Three months ended December 31,			Years ended December 31,
(in millions of US dollars except percentages)	2025	2024	% Change	2025	2024	% Change
Mine G&A	11.0	7.5	47%	33.4	28.2	18%
Corporate G&A	7.8	8.1	(4)%	32.5	27.6	18%
Share-based payments	6.9	1.6	330%	31.3	11.7	168%
Workers' participation	0.3	0.3	0%	0.5	0.6	(17)%
Total	26.0	17.5	48%	97.7	68.1	43%

G&A expenses for the three months ended December 31, 2025 increased 49% to $26.0 million compared to $17.5 million reported in the same period in 2024. The increase was primarily due to higher share-based compensation from an increase in the share price and the impact on the valuation of restricted share units expected to settle in cash. Mine G&A was higher due to timing of spend.

G&A expenses for the twelve months ended December 31, 2025 increased 43% to $97.7 million compared to $68.1 million in the comparable period. The increase was primarily due to higher share based payments as described above, the sale of the Yaramoko and San Jose mines, in Burkina Faso and Mexico respectively, reducing corporate recharges to site and timing of spend.

Foreign Exchange

Foreign exchange loss for the three months ended December 31, 2025 was $2.9 million compared to $4.5 million reported in the same period in 2024. The foreign exchange loss in the quarter was due to a devaluation of the Argentine Peso and the impact on VAT receivables while the West African Franc was stable relative to the US dollar in the quarter. During the

Fortuna | 10

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

quarter the Company incurred $2.8 million in foreign exchange losses to purchase US Dollars as part of repatriating funds from Argentina ($2.1 million) and Cote d’Ivoire ($0.6 million).

Foreign exchange loss for the twelve months ended December 31, 2025 was $7.8 million compared to $7.6 million in the comparable period. The loss was the result of the impact of the devaluation of the Argentine Peso as described above which was partially offset by gains in West Africa due to the appreciation of the Euro relative to the US Dollar and the impact on the valuation of balances denominated in West African Francs. During the year, the Company incurred $4.6 million in foreign exchange losses to purchase US Dollars as part of repatriating funds from Argentina ($3.4 million) and Côte d’Ivoire ($1.2 million).

Income Tax Expense

Income tax expense for the three months ended December 31, 2025 was $37.5 million compared to $25.1 million reported in the same period in 2024. The $12.4 million increase in income tax expense was due to higher net income before taxes as well as the accrual of $7.9 million in dividend withholding taxes for Côte d’Ivoire for anticipated dividend payments in 2026.

The effective tax rates (“ETR”) for the three months ended December 31, 2025 was 34% compared to 60% for the same period in 2024. The ETR for Q4 2025 was impacted by the accrual of dividend withholding tax. The decrease in ETR compared to Q4 2024 was primarily due to the previous period being impacted by foreign exchange movements and the resulting change to deferred taxes.

Income tax expense for the twelve months ended December 31, 2025 was $111.4 million compared to $51.4 million in the comparable period. The increase was primarily the result of higher income before tax and the accrual of $36.4 million in dividend withholding taxes partially offset by a deferred tax recovery at Séguéla due to the impact of foreign exchange rates on tax assets denominated in West African Francs. The comparable period benefited from the recognition of a previously unrecognized deferred tax asset of $12.0 million.

The ETR for the twelve months ended December 31, 2025 was 28% compared to 36% in the comparative period primarily as a result of the reversal of the impairment on mineral properties and previous write-downs of low grade stockpiles at Lindero which did not have a corresponding impact on deferred tax partially offset by the recognition of withholding taxes at Séguéla. The comparable period benefited from the recognition of a previously unrecognized deferred tax asset.

The Company is subject to tax in various jurisdictions, including Peru, Mexico, Argentina, Côte d’Ivoire, Senegal, Australia, and Canada. There are a number of factors that can significantly impact the Company’s ETR including the geographic distribution of income, variations in our income before income taxes, varying rates in different jurisdictions, the non-recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws, and the impact of specific transactions and assessments. As a result of the number of factors that can potentially impact the ETR and the sensitivity of the tax provision to these factors, the ETR will fluctuate, sometimes significantly. This trend is expected to continue in future periods.

Fortuna | 11

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

2026 GUIDANCE

The Company released its updated guidance for 2026. Refer to the News Release “Fortuna Achieves 2025 Production Guidance, Delivering 317,001 GEO, and Issues 2026 Outlook” dated January 15, 2026. Consolidated production and cost guidance is summarized in the table below.

Mine	Production ('000)	Cash Cost (1,2,3,5)	AISC (1,2,3,5)
Silver	Ag Eq	($/oz Ag Eq)	($/oz Ag Eq)
Caylloma, Peru	2,400 - 2,700	17.3 - 19.1	31.3 - 35.6

Gold	Au	($/oz Au)	($/oz Au)
Lindero, Argentina (4)	92 - 102	975 - 1,140	1,520 - 1,655
Séguéla, Côte d´Ivoire	160 - 170	735 - 815	1,630 - 1,730
Consolidated total	281 - 305 (3)	$895 - 1,000 (6)	$1,830 - 1,975 (6)
(1)	Cash Cost and all-in sustaining cost (AISC) are non-IFRS financial measures which are not standardized financial measures under the financial reporting framework used to prepare the financial statements of the Company. As a result these might not be comparable to similar financial measures disclosed by other issuers. Refer to the note under “Non-IFRS Financial Measures” below.
(2)	Cash cost includes production cash cost and for Lindero Mine, is reported net of copper by-product credits. AISC includes sustaining capital expenditures, worker’s participation (as applicable) commercial and government royalties, mining tax, export duties (as applicable), subsidiary general and administrative costs, and Brownfields exploration expenditures. AISC and is estimated using metal prices of $3,750/oz Au, $45.0/oz Ag, $1,940/t Pb, and $2,750/t Zn. AISC excludes government mining royalty recognized as income tax within the scope of IAS-12. The guidance assumes an exchange rate of $0.83/EUR.
(3)	Gold and silver equivalent is calculated using the metal prices of $3,750/oz Au, $45.0/oz Ag, $1,940/t Pb and $2,750/t Zn.
(4)	Cost guidance for the Lindero Mine does not consider potential changes by the Argentine Government to national macroeconomic policies, the taxation system, or import and export duties which, if implemented, may have a material impact on costs. The guidance assumes an annual inflation rate for Argentina of 22% and an annual devaluation of 13%.
(5)	Historical non-IFRS measure cost comparatives: The following table provides the historical cash costs and historical AISC for the Company’s three mines which were operating during the year ended December 31, 2025, as set below:

Mine	Cash Cost (a,b,c)	AISC (a,b,c)
Silver	($/oz Ag Eq)	($/oz Ag Eq)
Caylloma, Peru	17.38	27.46
Gold	($/oz Au)	($/oz Au)
Lindero, Argentina	1,132	1,716
Séguéla, Côte d´Ivoire	679	1,560
(a)	Cash cost and AISC are non-IFRS financial measures; refer to the note under “Non-IFRS Financial Measures” below.
(b)	Silver equivalent was calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(c)	Further details on the cash costs and AISC found under "Non-IFRS Financial Measures” below.
(6)	Totals may not add due to rounding.

Fortuna | 12

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Lindero Mine, Argentina

The Lindero Mine is an open pit gold mine located in Salta Province in northern Argentina. Its commercial product is gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes placed on the leach pad, grade, production, and unit costs:

	Three months ended December 31,		Years ended December 31,
	2025	2024	2025	2024
Mine production
Tonnes placed on the leach pad	1,191,030	1,757,290	6,471,573	6,367,505

Gold
Grade (g/t)	0.63	0.60	0.58	0.62
Production (oz)	19,201	26,806	87,489	97,287
Metal sold (oz)	19,062	26,840	86,495	96,726
Realized price ($/oz)	4,173	2,659	3,451	2,411

Unit costs
Cash cost ($/oz Au) (1)	1,117	1,063	1,132	1,051
All-in sustaining cash cost ($/oz Au) (1)	1,639	1,873	1,716	1,793

Capital expenditures ($000's) (2)
Sustaining	5,625	19,240	36,496	65,876
Sustaining leases	1,519	629	4,171	2,400
Growth capital	2,581	1,448	5,889	2,016

(1) Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.

(2) Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

In the fourth quarter of 2025, a total of 1,191,030 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.63 g/t, containing an estimated 24,040 ounces of gold. Ore mined was 1.41 million tonnes, with a stripping ratio of 1.5:1.

Lindero’s gold production for the quarter was 19,201 ounces compared to 26,806 ounces in the previous period. Lindero experienced unplanned downtime of the primary crusher in late September. The primary crusher was returned to full service on December 19, 2025. During the downtime period, Management implemented several mitigation measures, including the use of a portable jaw crusher and direct run-of-mine ore screening, which offset the impact of the primary crusher interruption.

On December 8, 2025, the HPGR tertiary crusher experienced abnormal vibration originating from one of its two cardan shafts, resulting in a 12-day full stoppage. A spare cardan shaft was installed, and the HPGR circuit was restarted on December 20, 2025. The production loss associated with the HPGR repair could not be mitigated. Consequently, gold production for December, and cumulative production for the fourth quarter, were below Management’s plan, resulting in Lindero not achieving its annual production guidance. See Fortuna news release dated January 15, 2026, which is available under the Company’s profile at www.sedarplus.ca.

Fortuna | 13

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

Following an engineering assessment of the primary crusher and its supporting foundations, Management has approved a planned 30-day replacement of the steel foundations starting in March 2026, at an estimated capital cost of $2.2 million. Mining operations will continue ahead of the scheduled work, with ore being stockpiled to support uninterrupted stacking on the leach pad during the foundation replacement period.

Lindero produced a total of 87,489 ounces of gold in 2025, 10% lower compared to 2024, mainly as a result of the twelve day full stoppage described above.

The cash cost per ounce of gold for the quarter was $1,117 compared to $1,063 in the same period of 2024. For the year ended December 31, 2025, the cash cost per ounce was $1,132, an increase from $1,051 in 2024. The increase in cash costs for both the quarter and the full year was primarily driven by lower production volumes.

AISC per gold ounce sold decreased in both Q4 2025 and the full year 2025, dropping to $1,639 and $1,716, respectively (Q4 2024: $1,873; YTD 2024: $1,793). The decrease in both periods was primarily driven by lower sustaining capital expenditures as the leach pad expansion was under construction in the comparable periods and lower capitalized stripping. These cost reductions were partially offset by the lower ounces sold and a reduction in gains from cross-border Argentine Peso bond trades. (2025: $nil in Q4 and $1.3 million for the year; compared to 2024: $1.4 million in Q4 and $9.7 million for the year).

The site finished the year within AISC guidance which was from $1,600 to $1,770 per ounce.

Fortuna | 14

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

Séguéla Mine, Côte d’Ivoire

The Séguéla Mine is located in the Woroba District of Côte d’Ivoire. The operation consists of an open pit mine, feeding ore to a single stage crushing circuit, with crushed ore being fed to a SAG mill followed by conventional carbon-in-leach and gravity recovery circuits prior to electro winning and smelting of gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended December 31,		Years ended December 31,
	2025	2024	2025	2024
Mine production
Tonnes milled	410,014	430,117	1,718,973	1,561,800
Average tonnes crushed per day	4,506	4,727	4,709	4,279

Gold
Grade (g/t)	3.16	2.95	2.98	2.95
Recovery (%)	92	92	92	93
Production (oz)	36,942	35,244	152,426	137,781
Metal sold (oz)	36,998	36,384	152,384	137,753
Realized price ($/oz)	4,162	2,658	3,450	2,399

Unit costs
Cash cost ($/oz Au) (1)	710	653	679	584
All-in sustaining cash cost ($/oz Au) (1)	1,576	1,376	1,560	1,153

Capital expenditures ($000's) (2)
Sustaining	9,053	14,049	57,085	35,184
Sustaining leases	4,070	3,347	16,463	10,381
Growth capital	6,870	5,021	29,509	19,458

(1) Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
(2) Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

During the fourth quarter of 2025, mine production totaled 340,464 tonnes of ore, averaging 3.71 g/t Au, and containing an estimated 40,614 ounces of gold from the Antenna, Ancien, and Koula pits. Ore tonnes mined were lower than tonnes milled during the quarter, in line with the mine plan and the strategy to reduce surface stockpiles. A total of 3,920,293 tonnes of waste was moved during the period, resulting in a strip ratio of 11.5:1.

In the fourth quarter of 2025, Séguéla processed 410,014 tonnes of ore, producing 36,942 ounces of gold, at an average head grade of 3.16 g/t Au, a 5% decrease in tonnes of ore and 7% increase in average head grade, compared to the same period of the previous year. Lower tonnes milled during the quarter were primarily due to downtime caused by a failure of the SAG mill motor cooling system in October 2025 and other planned maintenance activities.

Gold production in 2025 totaled 152,426 ounces, above the upper end of the annual guidance range. An 11% increase in ounces of gold produced during the year was mainly due to the realization of throughput optimization projects through 2024 increasing ore processed, and a 19-day loss of time in 2024 as a result of power shedding from the national grid supplier.

Cash cost per gold ounce sold was $710 for the fourth quarter and $679 for the full year of 2025, compared to $653 for the fourth quarter and $584 for the full year of 2024. Cash costs were higher due to an increase in mining costs from

Fortuna | 15

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

higher stripping requirements in line with the mine plan and higher processing costs due to an increase of onsite power generation.

All-in sustaining cash cost per gold ounce sold was $1,576 for the fourth quarter of 2025 and $1,560 for the full year of 2025, compared to $1,376 for the fourth quarter and $1,153 for the full year of 2024. The increase for the quarter and for the year was primarily a result of higher cash cost per ounce sold, higher sustaining capital from capitalized stripping and higher royalties due to higher gold prices and a 2% increase in the royalty rate effective January 10, 2025.

The site finished the year in line with the AISC guidance range of $1,500 to $1,600 per ounce.

Fortuna | 16

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

Caylloma Mine, Peru

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, silver, lead, and zinc production and unit costs:

	Three months ended December 31,		Years ended December 31,
	2025	2024	2025	2024
Mine production
Tonnes milled	139,977	139,761	555,649	551,430
Average tonnes milled per day	1,556	1,553	1,556	1,549

Silver
Grade (g/t)	65	67	65	80
Recovery (%)	85	83	83	83
Production (oz)	248,882	249,238	966,108	1,176,543
Metal sold (oz)	249,255	247,441	985,494	1,179,260
Realized price ($/oz)	55.99	31.27	40.22	27.88

Lead
Grade (%)	2.95	3.36	3.10	3.57
Recovery (%)	93	92	91	91
Production (000's lbs)	8,444	9,500	34,696	39,555
Metal sold (000's lbs)	8,465	9,198	35,475	39,378
Realized price ($/lb)	0.89	0.91	0.89	0.94

Zinc
Grade (%)	4.32	4.94	4.55	4.71
Recovery (%)	91	91	91	91
Production (000's lbs)	12,150	13,874	50,761	51,906
Metal sold (000's lbs)	12,083	13,932	50,451	52,518
Realized price ($/lb)	1.44	1.38	1.30	1.26

Unit costs
Cash cost ($/oz Ag Eq) (1,2)	23.74	16.53	17.38	14.12
All-in sustaining cash cost ($/oz Ag Eq) (1,2)	46.27	28.10	27.46	21.72

Capital expenditures ($000's) (3)
Sustaining	9,198	7,715	15,459	21,403
Sustaining leases	1,020	623	3,337	2,494
Growth capital	1,455	–	2,712	–

(1) Cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively.
(2) Cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures.
(3) Capital expenditures are presented on a cash basis.

Fortuna | 17

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

Quarterly Operating and Financial Highlights

In the fourth quarter of 2025, the Caylloma Mine produced 248,882 ounces of silver at an average head grade of 65 g/t, comparable to the same period of 2024.

Lead and zinc production for the quarter was 8.4 million pounds and 12.2 million pounds, respectively. Head grades averaged 2.95% Pb and 4.32% Zn, a 12% and 13% decrease, respectively, when compared to the same quarter in 2024. Production was lower due to lower head grades and was in line with the mine plan.

Full year silver production of 966,108 ounces was in line with guidance of 900,000 to 1,000,000 ounces. Lead and zinc production exceeded guidance of 29 to 32 million pounds of lead and 45 to 49 million pounds of zinc.

The cash cost per silver equivalent ounce sold in the fourth quarter of 2025 was $23.74 and $17.38 for the full year of 2025, compared to $16.53 in the fourth quarter of 2024 and $14.12 for the full year of 2024. The higher cost per ounce for the quarter and for the full year was primarily the result of higher realized silver prices and the impact on the calculation of silver equivalent ounces sold and lower silver production.

The all-in sustaining cash cost per ounce of payable silver equivalent in the fourth quarter of 2025 increased 65% to $46.27 compared to $28.10 for the same period in 2024. The all-in sustaining cash cost per ounce of payable silver equivalent in 2025 increased 26% to $27.46 compared to $21.72 for the same period in 2024. The increase for the quarter and for the full year was the result of higher cash costs per ounce and lower silver equivalent ounces due to higher silver prices. For the full year, the increase in silver prices had a $6.40 per ounce impact on AISC.

AISC guidance for the year was $21.7 to $24.7 per ounce based on a silver price of $30/oz. AISC for the year exceeded guidance due to elevated silver prices lowering the silver equivalent production from base metals as production costs were in line with plan for the year.

Fortuna | 18

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

QUARTERLY INFORMATION

The following table provides information for the last eight fiscal quarters up to December 31, 2025:

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Sales	270.2	251.4	230.4	195.0	195.2	181.7	156.3	144.0
Mine operating income	148.4	133.1	105.0	80.3	69.0	64.1	52.6	47.6
Operating income	114.1	154.6	83.7	55.9	45.7	50.8	30.8	28.9
Net income	74.0	128.2	44.1	64.8	15.1	54.4	43.3	29.1
Attributable net income	68.1	123.6	37.3	58.5	11.3	50.5	40.6	26.3
Attributable net income from continuing operations	68.1	123.6	42.6	35.4	14.7	35.5	21.3	13.0

Attributable earnings per share from continuing operations - basic	0.22	0.40	0.14	0.11	0.05	0.11	0.07	0.04
Attributable earnings per share from continuing operations - diluted	0.21	0.38	0.14	0.11	0.05	0.11	0.07	0.04

Total assets	2,360.6	2,240.9	2,138.3	2,210.3	2,115.5	2,083.6	2,024.8	1,947.4
Debt	134.4	132.2	130.0	128.0	126.0	124.1	167.2	167.6

Figures may not add due to rounding.

Amounts have been restated to reflect the impact of discontinued operations.

The Company’s results over the past several quarters have primarily been influenced by fluctuations in the gold price, input costs, changes in gold equivalent production and foreign exchange rates.

Significant events that have impacted continuing operations from previous quarters include:

●	An impairment reversal of $52.7 million on mineral properties and the reversal of a previously recorded write-down of low grade stockpiles of $16.7 million at Lindero in Q3 2025
●	The recognition of $17.5 million in withholding taxes in Q2 2025 related to the timing of local Board approvals for the repatriation of cash balances in Côte d’Ivoire
●	The recognition of a deferred tax recovery of $12.0 million to offset the deferred tax liability from the issuance of the Convertible Notes in Q2 2024

Fortuna | 19

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

EXPLORATION AND EVALUATION

The Company capitalizes the cost of acquiring, maintaining its interest, and exploring mineral properties as exploration and evaluation assets until such time as the properties are placed into development, abandoned, sold, or considered to be impaired in value. Sustaining capital expenditures primarily consists of exploration activities to expand a known mineral reserve. Growth capital primarily consists of exploration activities to make new discoveries or convert a discovery to a mineral reserve. Exploration and evaluations expenditures for which the Company does not have title or rights are expensed when incurred.

Exploration by region	Three months ended December 31,		Years ended December 31,
(in millions of US dollars)	2025	2024	2025	2024
Mine site	8.6	3.6	29.5	19.1
Argentina	0.2	0.3	0.5	0.8
Cote d’Ivoire	0.1	–	1.7	0.2
Senegal	–	–	0.7	–
Diamba Sud	3.9	1.4	13.4	9.8
Mexico	0.8	0.3	2.3	2.0
Total exploration	13.6	5.6	48.1	31.9
Sustaining	1.4	0.8	2.3	8.4
Growth	12.4	4.8	45.9	23.6

Figures may not add due to rounding.
Accrual basis.
Discontinued operations removed.

Mine site exploration for the three months ended December 31, 2025 continued to focus on successful resource expansion of the Sunbird and Kingfisher deposits at Séguéla with 1,345 meters of reverse circulation (“RC”) drilling and 13,040 meters of diamond drilling completed.  Drilling continued at Animas and Antacollo at Caylloma with 2,607 meters completed during the quarter, while preparation for the 2026 exploration programs commenced in Argentina.

Greenfields exploration activities were conducted across Côte d’Ivoire, Senegal, and Mexico.  An infill campaign of soil sampling was completed at Guiglo along with 2,392 meters of auger drilling in Côte d’Ivoire. In Senegal, work focused on continued exploration and resource expansion drilling at Diamba Sud with 6,819 meters of RC and 15,771 meters of diamond drilling completed, and auger drilling for target delineation on the adjacent Bondala permit continued. Activities in Mexico were focused on the Centauro property and included geological mapping, surface sampling, and 2,617 meters of diamond drilling completed in five drill holes.

Fortuna | 20

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

The Company had cash and cash equivalents of $554.0 million at December 31, 2025 compared to $231.3 million at the end of 2024. The increase in cash and cash equivalents was the result of higher metal prices driving higher cash flow from operations and gross proceeds of $83.8 million from the sale of the San Jose and Yaramoko Mines. Significant cash flow movements for 2025 are described below.

Continuing Operations

Operating Activities

Operating cash flow for the year was $455.4 million compared to $235.7 million in the comparable period. Higher operating cash flow was driven by higher realized gold prices of $3,452 in the year compared to $2,404 in 2024. This was partially offset by higher taxes paid in 2025 due to withholding taxes from repatriation of funds as well as higher income taxes paid at Séguéla. Working capital for 2025 was neutral as an increase in payables offset other movements.

Investing Activities

The Company invested $178.0 million in 2025 compared to $161.1 million in 2024 as outlined in the table below.

Capital investments	Three months ended December 31,		Years ended December 31,
(in millions of US dollars)	2025	2024	2025	2024
Lindero	8.0	20.4	42.0	67.1
Séguéla	15.9	19.1	84.5	54.6
Caylloma	10.7	7.7	18.2	21.4
Mine site capital	34.6	47.2	144.7	143.1
Projects and other	9.7	3.7	30.9	15.2
Greenfields	0.2	0.6	2.5	2.8
Total capital	44.5	51.5	178.1	161.1
Sustaining	23.9	41.0	109.0	122.5
Growth	20.6	10.5	69.0	38.6

Figures may not add due to rounding.
Accrual basis.
Discontinued operations removed.

The increase in the capital spend in 2025 was primarily due to higher capitalized stripping at Séguéla and project expenditures at Diamba Sud.

Investing cash flows from discontinued operations of $71.7 million reflected $83.2 million of gross proceeds from the divestment of the San Jose Mine ($13.8 million) and the Yaramoko Mine ($70.0 million) offset by cash in the entities at the time of sale. Proceeds from the sale of the Yaramoko Mine were adjusted down by $1.2 million subsequent to the transaction close based on a net cash adjustment finalized in the third quarter of 2025.

As part of the consideration received by the Company in connection with the sale of the Yaramoko Mine to Soleil Resources International Ltd. (“Soleil”) which completed on May 12, 2025, the Company received non-cash consideration in the form of a right to receive to receive up to $53.6 million of value-added tax receivables that were outstanding on the closing of the sale. During the third quarter, the Company and Soleil renegotiated the Company's right to receive these

Fortuna | 21

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

value-added tax receivables. The Company received $15.0 million from Soleil in consideration for the relinquishment of this right.

Financing Activities

Financing cash flows for the year primarily consisted of $24.4 million in right of use payments, $10.2 million for shares purchased under the Company’s Normal Course Issuer Bid program and dividends of $12.9 million to the Government of Côte d’Ivoire, in relation to its non-controlling interest in the Séguéla Mine.

Capital Resources

The Company maintains a $150.0 million secured revolving credit facility (the “Credit Facility”) with an uncommitted accordion option of $75.0 million. The Credit Facility matures on October 31, 2028, and accrues interest on USBR Loans at the applicable US base rate plus an applicable margin of between 1.25% and 2.25% across all levels of the margin grid, and on Benchmark Loans at the adjusted term SOFR rate for the applicable term plus the applicable margin of between 2.25% and 3.25% across all levels of the margin grid.

As at February 18, 2026, the Credit Facility remains undrawn.

(in millions of US dollars)	December 31, 2025	December 31, 2024	Change
Cash and cash equivalents and short-term investments	554.0	231.3	322.7
Credit facility	150.0	150.0	–
Total liquidity available	704.0	381.3	322.7
Amount drawn on credit facility	–	–	–
Net liquidity position	704.0	381.3	322.7

Figures may not add due to rounding.

Contractual Obligations

The expected maturity of our commitments and contractual obligations as at December 31, 2025 are outlined below:

	Expected payments due by year as at December 31, 2025
(in millions of US dollars)	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Trade and other payables	153.4	–	–	–	153.4
Debt	–	–	172.5	–	172.5
Closure and reclamation provisions	–	1.0	13.0	43.4	57.4
Income taxes payable	81.8	–	–	–	81.8
Lease obligations	27.7	42.2	11.0	13.7	94.6
Other liabilities	–	8.3	–	–	8.3
Total	262.9	51.5	196.5	57.1	568.0

Figures may not add due to rounding.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Fortuna | 22

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS

The Company does not utilize complex financial instruments in hedging foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculative or trading purposes.

Provisionally priced trade receivables of $10.6 million and share units payable of $27.8 million are the Company’s Level 2 fair value assets and liabilities. The Company has no Level 3 fair value assets.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The forward sales, and forward foreign exchange contracts liabilities are valued based on the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

See note 3 (section l) and Note 28 of the 2025 Financial Statements for a discussion of the Company’s use of financial instruments, including a description of liquidity risks associated with such instruments.

SHARE POSITION & OUTSTANDING OPTIONS & EQUITY BASED SHARE UNITS

The Company has 305,259,986 common shares outstanding as at February 18, 2026. In addition, there were 1,966,507 outstanding equity-settled share-based performance share units.

All of the outstanding share-settled performance units are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

On June 10, 2024, the Company issued an aggregate principal amount of $172.5 million of unsecured convertible senior notes (the “2024 Notes”). Subject to earlier redemption or purchase, holders may convert their 2024 Notes at any time until the close of business on the business day immediately preceding June 30, 2029. Upon conversion, holders of the 2024 Notes will receive common shares in the capital of the Company based on an initial conversion rate, subject to adjustment, of 151.7220 common shares per $1,000 principal amount of 2024 Notes. Assuming an initial conversion rate of 151.7220 common shares per $1,000 principal amount of 2024 Notes, a maximum of 26,172,045 common shares are issuable upon conversion of the 2024 Notes as at February 18, 2026.

Normal Course Issuer Bid

On April 30, 2025, the Company announced that the TSX had approved the renewal of the Company’s normal course issuer bid (”NCIB”) to purchase up to 15,347,999 common shares, being 5 percent of its outstanding common shares as at April 28, 2025. Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program started on May 2, 2025 and will end on the earlier of May 1, 2026; the date the Company acquires the maximum number of common shares allowable under the NCIB; or the date the Company otherwise decides not to make any further repurchases under the NCIB.

During 2025 the Company repurchased 2,116,207 shares for $16.2 million representing an average cost of $7.67 per share.

Fortuna | 23

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

RELATED PARTY TRANSACTIONS

	Three months ended December 31,		Years ended December 31,
(in thousands of US dollars)	2025 $	2024 $	2025 $	2024 $
Salaries and benefits	1,083	1,176	7,843	8,557
Directors fees	218	213	971	851
Consulting fees	16	16	64	66
Share-based payments	4,333	737	20,769	7,747
	5,650	2,142	29,647	17,221

Key Management Personnel

During the year ended December 31, 2025 and 2024, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

On March 28, 2025, the Company reached an agreement to sell its 100% interest in Compania Minera Cuzcatlan S.A de C.V., which owns the San Jose Mine, to JRC Ingenieria y Construccion S.A.C. (“JRC”).  The transaction subsequently closed on April 11, 2025. Luis D. Ganoza, the Company’s Chief Financial Officer, is an independent, non-shareholding director of JRC and disclosed this relationship to the Fortuna board of directors.

Other than transactions in the normal course of business and those noted above with the Board of Directors and key management personnel, the Company had no transactions between related parties during the three and twelve months ended December 31, 2025 and 2024.

Fortuna | 24

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain financial measures and ratios in this MD&A which are not defined under IFRS and are not disclosed in the Financial Statements, including but not limited to: all-in costs; cash cost per ounce of gold; all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining costs per ounce of gold equivalent sold; all in cash cost per ounce of gold sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; sustaining capital; growth capital; all-in cash cost per payable ounce of silver equivalent sold; free cash flow and free cash flow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA; EBITDA margin; net debt and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by Management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented with the exception of the following:

●	The calculation of All-in Sustaining Costs was adjusted in Q4 2024 to include blue-chip swaps in Argentina. Please refer to pages 28 and 29 of the Company’s management’s discussion and analysis for the year ended December 31, 2024 for details of the change.
●	The calculations of Adjusted Net Income and Adjusted Attributable Net Income were revised in Q1 2025 to no longer remove the income statement impact of right of use amortization and accretion and add back the right of use payments from the cash flow statement. Management elected to make this change to simplify the reconciliation from net income to adjusted net income to improve transparency and because the net impact was immaterial.
●	Where applicable the impact of discontinued operations has been removed from the comparable figures. The method of calculation has not been changed except as described above.

The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Silver Equivalent Ounces Sold

Silver equivalent ounces are calculated by converting other metal production to its silver equivalent using relative metal/silver metal prices at realized prices and adding the converted metal production expressed in silver ounces to the ounces of silver production.

		Silver Ounces Sold	Management believes this provides a consistent way to measure costs and performance.
Gold Equivalent Ounces Sold

Gold equivalent ounces are calculated by converting other metal production to its gold equivalent using relative metal/gold metal prices at realized prices and adding the converted metal production expressed in gold ounces to the ounces of gold production.

Gold Ounces Sold

Fortuna | 25

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Cash Costs

Cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining and processing costs, third-party refining and treatment charges, on-site general and administrative expenses, applicable production taxes and royalties which are not based on sales or taxable income calculations , net of by-product credits, but are exclusive of the impact of non-cash items that are included as part of the cost of sales that is calculated in the consolidated Income Statement including depreciation and depletion, reclamation, capital, development and exploration costs.

Cost of Sales

Management believes that cash cost and AISC measures provide useful information regarding the Company's ability to generate operating earnings and cash flows from its mining operations, and uses such measures to monitor the performance of the Company's mining operations. In addition, the Company believes that each measure provides useful information to investors in comparing, on a mine-by-mine basis, our operations relative performance on a period-by-period basis, against our competitors operations.

Cash Cost Per Ounce	This ratio is calculated by dividing cash costs by gold or silver equivalent ounces sold in the period.
All-In Sustaining Costs (AISC)

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted AISC and all-in sustaining cost measures based on guidance published by World Gold Council ("WGC"). The Company conforms its AISC and all-in cash cost definitions to that set out in the guidance and the Company has presented the cash cost figures on a sold ounce basis.

We define All-in Sustaining Costs as total production cash costs incurred at the applicable mining operation but excludes mining royalty recognized as income tax within the scope of IAS-12, as well as non-sustaining capital expenditures. Sustaining capital expenditures, corporate selling, general and administrative expenses, gains from blue-chip swaps and brownfield exploration expenditures are added to the cash cost. AISC is estimated at realized metal prices.

AISC per Ounce Sold	This ratio is calculated by dividing AISC by gold or silver equivalent ounces sold in the period.
All-In Costs	All-In Costs is calculated consistently with AISC but is inclusive of growth capital.
Sustaining Capital	Sustaining capital represents the necessary capital investments to maintain current operations at their existing including such as capitalized stripping and underground development.	Additions to Property Plant and Equipment

Management believes that sustaining and growth capital provide useful information to investors regarding the Company’s investment activities to both maintain the existing operations and invest in the future growth of the Company.

Growth Capital	Growth capital represents the capital investments necessary to expand current operations, develop new projects and build significant infrastructure.
Free Cash Flow From Ongoing Operations

Free cash flow from ongoing operations is defined as net cash provided by operating activities, less sustaining capital expenditures and current income tax expense and adding back income taxes paid, changes in long-term receivable sustaining capital expenditures, one time transaction costs, payments of lease liabilities and other non-recurring items.

		Net Cash Provided by Operating Activities	This non-IFRS measure is used by the Company and investors to measure the cash flow available from its operations to fund the Company’s growth through investments and capital expenditures.

Fortuna | 26

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Free Cash Flow	Free cash flow is defined as net cash provided by operating activities less sustaining and growth capital expenditures and payment of lease obligations.	Net Cash Provided by Operating Activities

This non-IFRS measure is used by the Company to measure cash flow available after funding growth and sustaining capital and lease obligations to fund corporate activities without reliance on additional borrowings.

Adjusted Net Income and Adjusted Attributable Net Income

Adjusted net income and adjusted attributable net income excludes the after-tax impact of specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), and certain non-recurring items. Although some of the items are recurring, such as; loss on disposal of assets and non-hedge derivative gains and losses, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.

Net Income

Management believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure which is calculated as net income before interest, taxes, depreciation, and amortization, adjusted to exclude specific items that are significant, but not reflective of the Company's underlying operations, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), unrealized gains (losses) on derivatives and certain non-recurring items, included in “Other expenses” on the Consolidated Income Statement. Other companies may calculate Adjusted EBITDA differently.

Net Income

Management believes that adjusted EBITDA provides valuable information as an indicator of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Adjusted EBITDA is also a common metric that provides additional information used by investors and analysts for valuation purposes based on an observed or inferred relationship between adjusted EBITDA and market value.

EBITDA Margin	This ratio is calculated by dividing Adjusted EBITDA by Sales
Working Capital	Working capital is a non-IFRS measure which is calculated by subtracting current liabilities from current assets.	Current Assets, Current Liabilities	Management believes that working capital is a useful indicator of the liquidity of the Company.
Net Debt	Net debt is a Non-IFRS measure which is calculated by adding together current and long term debt and then subtracting cash and cash equivalents.	Current Debt, Long Term Debt, Cash and Cash Equivalents	Management believes that net debt is a useful indicator of the liquidity of the Company.

Fortuna | 27

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

Cash Cost per GEO Sold

The following tables present a reconciliation of cash cost per GEO sold to the cost of sales in the 2025 Financial Statements for the three and twelve months ended December 31, 2025 and 2024:

Cash cost per gold equivalent ounce sold - Q4 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	35,966	67,202	18,675	121,845
Depletion, depreciation, and amortization	(13,003)	(26,599)	(3,964)	(43,566)
Royalties and taxes	(82)	(14,339)	(330)	(14,751)
By-product credits	(1,097)	–	–	(1,097)
Other	(473)	–	(832)	(1,305)
Treatment and refining charges	–	–	1,744	1,744
Cash cost applicable per gold equivalent ounce sold	21,311	26,264	15,293	62,868
Ounces of gold equivalent sold	19,073	36,998	8,652	64,723
Cash cost per ounce of gold equivalent sold ($/oz)	1,117	710	1,768	971

Gold equivalent was calculated using the realized prices for gold of $4,167/oz Au, $56.0/oz Ag, $1,969/t Pb and $3,166/t Zn for Q4 2025.
Figures may not add due to rounding.

Cash cost per gold equivalent ounce sold - Q4 2024
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	47,380	58,956	19,866	126,202
Depletion, depreciation, and amortization	(13,314)	(28,828)	(4,295)	(46,437)
Royalties and taxes	(79)	(6,377)	(222)	(6,678)
By-product credits	(973)	–	–	(973)
Other	(4,704)	–	(1,624)	(6,328)
Treatment and refining charges	–	–	2,965	2,965
Cash cost applicable per gold equivalent ounce sold	28,310	23,751	16,690	68,751
Ounces of gold equivalent sold	26,629	36,384	11,882	74,896
Cash cost per ounce of gold equivalent sold ($/oz)	1,063	653	1,405	918

Gold equivalent was calculated using the realized prices for gold of $2,659/oz Au, $31.3/oz Ag, $2,009/t Pb and $3,046/t Zn for Q4 2024.
Figures may not add due to rounding.

Cash cost per gold equivalent ounce sold - Year 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	137,076	269,835	73,248	480,161
Depletion, depreciation, and amortization	(51,726)	(118,559)	(17,799)	(188,084)
Royalties and taxes	(352)	(47,778)	(1,152)	(49,282)
By-product credits	(3,853)	–	–	(3,853)
Other	16,384	–	(2,823)	13,561
Treatment and refining charges	–	–	2,238	2,238
Cash cost applicable per gold equivalent ounce sold	97,529	103,498	53,712	254,739
Ounces of gold equivalent sold	86,163	152,383	35,973	274,519
Cash cost per ounce of gold equivalent sold ($/oz)	1,132	679	1,493	928

Gold equivalent was calculated using the realized prices for gold of $3,452/oz Au, $40.2/oz Ag, $1,962/t Pb and $2,864/t Zn for Year 2025.
Figures may not add due to rounding.

Fortuna | 28

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

Cash cost per gold equivalent ounce sold - Year 2024
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	159,788	211,062	73,030	443,880
Depletion, depreciation, and amortization	(50,114)	(107,039)	(15,942)	(173,095)
Royalties and taxes	(537)	(23,622)	(1,172)	(25,331)
By-product credits	(3,232)	–	–	(3,232)
Other	(4,930)	–	(2,583)	(7,513)
Treatment and refining charges	–	–	8,732	8,732
Cash cost applicable per gold equivalent ounce sold	100,975	80,401	62,065	243,441
Ounces of gold equivalent sold	96,059	137,753	51,005	284,817
Cash cost per ounce of gold equivalent sold ($/oz)	1,051	584	1,217	855

Gold equivalent was calculated using the realized prices for gold of $2,404/oz Au, $27.9/oz Ag, $2,072/t Pb and $2,786/t Zn for Year 2024.
Figures may not add due to rounding.

All-in Sustaining Cash Cost and All-in Cash Cost per GEO Sold

The following tables show a breakdown of the all-in sustaining cash cost per GEO sold for the three and twelve months ended December 31, 2025 and 2024:

AISC per gold equivalent ounce sold - Q4 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	21,311	26,264	15,293	–	62,868
Royalties and taxes	82	14,339	330	–	14,751
Worker's participation	–	–	965	–	965
General and administration	2,727	4,573	3,002	13,575	23,877
Total cash costs	24,120	45,176	19,590	13,575	102,461
Sustaining capital (1)	7,144	13,123	10,218	–	30,485
Blue chips gains (investing activities) (1)	–	–	–	–	–
All-in sustaining costs	31,264	58,299	29,808	13,575	132,946
Gold equivalent ounces sold	19,073	36,998	8,652	–	64,723
All-in sustaining costs per ounce	1,639	1,576	3,445	–	2,054

Gold equivalent was calculated using the realized prices for gold of $4,167/oz Au, $56.0/oz Ag, $1,969/t Pb and $3,166/t Zn for Q4 2025.
Figures may not add due to rounding.
(1) Presented on a cash basis.

AISC per gold equivalent ounce sold - Q4 2024
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	28,309	23,751	16,690	–	68,750
Royalties and taxes	79	6,377	222	–	6,678
Worker's participation	–	–	1,733	–	1,733
General and administration	3,026	2,549	1,391	9,666	16,632
Total cash costs	31,414	32,677	20,036	9,666	93,793
Sustaining capital (1)	19,869	17,396	8,338	–	45,603
Blue chips gains (investing activities) (1)	(1,406)	–	–	–	(1,406)
All-in sustaining costs	49,877	50,073	28,374	9,666	137,990
Gold equivalent ounces sold	26,629	36,384	11,882	–	74,896
All-in sustaining costs per ounce	1,873	1,376	2,388	–	1,842

Gold equivalent was calculated using the realized prices for gold of $2,659/oz Au, $31.3/oz Ag, $2,009/t Pb and $3,046/t Zn for Q4 2024.
Figures may not add due to rounding.
(1) Presented on a cash basis.

Fortuna | 29

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

AISC per gold equivalent ounce sold - Year 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	97,529	103,498	53,712	–	254,739
Royalties and taxes	352	47,778	1,152	–	49,282
Worker's participation	–	–	3,241	–	3,241
General and administration	10,663	12,828	7,959	60,287	91,737
Total cash costs	108,544	164,104	66,064	60,287	398,999
Sustaining capital (1)	40,667	73,549	18,796	–	133,012
Blue chips gains (investing activities) (1)	(1,319)	–	–	–	(1,319)
All-in sustaining costs	147,892	237,653	84,860	60,287	530,692
Gold equivalent ounces sold	86,163	152,383	35,973	–	274,519
All-in sustaining costs per ounce	1,716	1,560	2,359	–	1,933

Gold equivalent was calculated using the realized prices for gold of $3,452/oz Au, $40.2/oz Ag, $1,962/t Pb and $2,864/t Zn for Year 2025.
Figures may not add due to rounding.
(1) Presented on a cash basis.

AISC per gold equivalent ounce sold - Year 2024
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	100,975	80,401	62,065	–	243,441
Royalties and taxes	537	23,622	1,172	–	25,331
Worker's participation	–	–	3,094	–	3,094
General and administration	12,121	9,266	5,263	38,928	65,578
Total cash costs	113,633	113,289	71,594	38,928	337,444
Sustaining capital (1)	68,276	45,565	23,897	–	137,738
Blue chips gains (investing activities) (1)	(9,716)	–	–	–	(9,716)
All-in sustaining costs	172,193	158,854	95,491	38,928	465,466
Gold equivalent ounces sold	96,059	137,753	51,005	–	284,817
All-in sustaining costs per ounce	1,793	1,153	1,872	–	1,634

Gold equivalent was calculated using the realized prices for gold of $2,404/oz Au, $27.9/oz Ag, $2,072/t Pb and $2,786/t Zn for Year 2024.
Figures may not add due to rounding.
(3) Presented on a cash basis.

Fortuna | 30

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

Production Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables present a reconciliation of cash cost per ounce of silver equivalent sold to the cost of sales in the 2025 Financial Statements for the three and twelve months ended December 31, 2025 and 2024:

Cash cost per silver equivalent ounce sold - Q4 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	18,675
Depletion, depreciation, and amortization	(3,964)
Royalties and taxes	(330)
Other	(832)
Treatment and refining charges	1,744
Cash cost applicable per silver equivalent sold	15,293
Ounces of silver equivalent sold (1,2)	644,249
Cash cost per ounce of silver equivalent sold ($/oz)	23.74

(1) Silver equivalent sold is calculated using a silver to gold ratio of 75.9:1, silver to lead ratio of 1:62.7 pounds, and silver to zinc ratio of 1:39.0 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures may not add due to rounding.

Cash cost per silver equivalent ounce sold - Q4 2024
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	19,866
Depletion, depreciation, and amortization	(4,295)
Royalties and taxes	(222)
Other	(1,624)
Treatment and refining charges	2,965
Cash cost applicable per silver equivalent sold	16,690
Ounces of silver equivalent sold (1,2)	1,009,804
Cash cost per ounce of silver equivalent sold ($/oz)	16.53

(1) Silver equivalent sold is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:34.3 pounds, and silver to zinc ratio of 1:22.6 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures have been restated to remove Right of Use.
Figures may not add due to rounding.

Cash cost per silver equivalent ounce sold - Year 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	73,248
Depletion, depreciation, and amortization	(17,799)
Royalties and taxes	(1,152)
Other	(2,823)
Treatment and refining charges	2,238
Cash cost applicable per silver equivalent sold	53,712
Ounces of silver equivalent sold (1,2)	3,090,518
Cash cost per ounce of silver equivalent sold ($/oz)	17.38

(1) Silver equivalent sold is calculated using a silver to gold ratio of 98.3:1, silver to lead ratio of 1:45.2 pounds, and silver to zinc ratio of 1:31.0 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures may not add due to rounding.

Fortuna | 31

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

Cash cost per silver equivalent ounce sold - Year 2024
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	73,030
Depletion, depreciation, and amortization	(15,942)
Royalties and taxes	(1,172)
Other	(2,583)
Treatment and refining charges	8,732
Cash cost applicable per silver equivalent sold	62,065
Ounces of silver equivalent sold (1,2)	4,396,445
Cash cost per ounce of silver equivalent sold ($/oz)	14.12

(1) Silver equivalent sold is calculated using a silver to gold ratio of 80.1:1, silver to lead ratio of 1:29.7 pounds, and silver to zinc ratio of 1:22.1 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures have been restated to remove Right of Use.
Figures may not add due to rounding.

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per payable ounce of silver equivalent sold for the three and twelve months ended December 31, 2025 and 2024:

AISC per silver equivalent ounce sold - Q4 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	15,293
Royalties and taxes	330
Worker's participation	965
General and administration	3,002
Total cash costs	19,590
Sustaining capital (3)	10,218
All-in sustaining costs	29,808
Silver equivalent ounces sold (1,2)	644,249
All-in sustaining costs per ounce	46.27

(1) Silver equivalent sold is calculated using a silver to gold ratio of 75.9:1, silver to lead ratio of 1:62.7 pounds, and silver to zinc ratio of 1:39.0 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis.

AISC per silver equivalent ounce sold - Q4 2024
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	16,690
Royalties and taxes	222
Worker's participation	1,733
General and administration	1,391
Total cash costs	20,036
Sustaining capital (3)	8,338
All-in sustaining costs	28,374
Silver equivalent ounces sold (1,2)	1,009,804
All-in sustaining costs per ounce	28.10

(1) Silver equivalent sold is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:34.3 pounds, and silver to zinc ratio of 1:22.6 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis.

Fortuna | 32

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

AISC per silver equivalent ounce sold - Year 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	53,712
Royalties and taxes	1,152
Worker's participation	3,241
General and administration	7,959
Total cash costs	66,064
Sustaining capital (3)	18,796
All-in sustaining costs	84,860
Silver equivalent ounces sold (1,2)	3,090,518
All-in sustaining costs per ounce	27.46

(1) Silver equivalent sold is calculated using a silver to gold ratio of 98.3:1, silver to lead ratio of 1:45.2 pounds, and silver to zinc ratio of 1:31.0 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis.

AISC per silver equivalent ounce sold - Year 2024
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	62,065
Royalties and taxes	1,172
Worker's participation	3,094
General and administration	5,263
Total cash costs	71,594
Sustaining capital (3)	23,897
All-in sustaining costs	95,491
Silver equivalent ounces sold (1,2)	4,396,445
All-in sustaining costs per ounce	21.72

(1) Silver equivalent sold is calculated using a silver to gold ratio of 80.1:1, silver to lead ratio of 1:29.7 pounds, and silver to zinc ratio of 1:22.1 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis.

Growth and Sustaining Capital Expenditures

The following tables present a reconciliation of growth and sustaining capital expenditures for the three and twelve months ended December 31, 2025 and 2024.

Capital expenditures for AISC - Q4 2025
(in thousands of US dollars)	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	8,206	15,923	10,653	9,706	44,488
Growth capital	(2,581)	(6,870)	(1,455)	(9,706)	(20,612)
Sustaining capital	5,625	9,053	9,198	–	23,876
Sustaining leases	1,519	4,070	1,020	–	6,609
Capital expenditures for AISC	7,144	13,123	10,218	–	30,485

Figures may not add due to rounding.
Discontinued operations have been removed.

Fortuna | 33

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

Capital expenditures for AISC - Q4 2024
(in thousands of US dollars)	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	20,688	19,070	7,715	4,025	51,498
Growth capital	(1,448)	(5,021)	–	(4,025)	(10,494)
Sustaining capital	19,240	14,049	7,715	–	41,004
Sustaining leases	629	3,347	623	–	4,599
Capital expenditures for AISC	19,869	17,396	8,338	–	45,603

Figures may not add due to rounding.
Discontinued operations have been removed.

Capital expenditures for AISC - Year 2025
(in thousands of US dollars)	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	42,385	86,594	18,171	30,854	178,004
Growth capital	(5,889)	(29,509)	(2,712)	(30,854)	(68,964)
Sustaining capital	36,496	57,085	15,459	–	109,040
Sustaining leases	4,171	16,463	3,337	–	23,971
Capital expenditures for AISC	40,667	73,548	18,796	–	133,011

Figures may not add due to rounding.
Discontinued operations have been removed.

Capital expenditures for AISC - Year 2024
(in thousands of US dollars)	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	67,892	54,642	21,403	17,140	161,077
Growth capital	(2,016)	(19,458)	–	(17,140)	(38,614)
Sustaining capital	65,876	35,184	21,403	–	122,463
Sustaining leases	2,400	10,381	2,494	–	15,275
Capital expenditures for AISC	68,276	45,565	23,897	–	137,738

Figures may not add due to rounding.
Discontinued operations have been removed.

Free Cash Flow and Free Cash Flow from Ongoing Operations

The following table presents a reconciliation of free cash flow and free cash flow from ongoing operations to net cash provided by operating activities, the most directly comparable IFRS measure, for the three and twelve months ended December 31, 2025 and 2024:

	Three months ended December 31,		Years ended December 31,
(in millions of US dollars)	2025	2024	2025	2024

Net cash provided by operating activities	162.3	150.3	467.4	365.7
Additions to mineral properties, plant and equipment	(44.5)	(61.9)	(179.6)	(203.8)
Payments of lease obligations	(6.7)	(5.9)	(25.7)	(20.7)
Free cash flow	111.1	82.5	262.1	141.2
Growth capital	20.6	10.5	69.0	38.6
Discontinued operations	–	(39.5)	(7.7)	(82.4)
Gain on blue chip swap investments	–	1.4	1.3	9.7
Other adjustments	0.6	(3.8)	5.3	(4.5)
Free cash flow from ongoing operations	132.3	51.1	330.0	102.6

Figures may not add due to rounding.

Fortuna | 34

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

Adjusted Net Income

The following table presents a reconciliation of the adjusted net income from net income, the most directly comparable IFRS measure, for the three and twelve months ended December 31, 2025 and 2024:

	Three months ended December 31,		Years ended December 31,
(in millions of US dollars)	2025	2024	2025	2024
Net income	74.0	15.1	311.1	141.9
Adjustments, net of tax:
Discontinued operations	–	1.2	(22.3)	(51.6)
Write off of mineral properties	2.3	–	4.3	–
Reversal of impairment of mineral properties, plant and equipment	–	–	(52.7)	–
Inventory adjustment	0.5	4.7	(16.4)	4.9
Other non-cash/non-recurring items	0.4	–	(1.8)	(11.9)
Adjusted net income	77.2	21.0	222.2	83.3

Figures may not add due to rounding.

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA from net income, the most directly comparable IFRS measure, for the three and twelve months ended December 31, 2025 and 2024:

	Three months ended December 31,		Years ended December 31,
(in millions of US dollars)	2025	2024	2025	2024
Net income	74.0	15.1	311.1	141.9
Adjustments:
Community support provision and accruals	–	(0.1)	–	(0.6)
Discontinued operations	–	1.2	(22.3)	(51.6)
Inventory adjustment	0.5	–	(16.4)	–
Net finance items	2.7	5.7	12.3	23.5
Depreciation, depletion, and amortization	38.0	47.2	185.6	175.5
Income taxes	37.5	25.1	111.4	51.4
Reversal of impairment of mineral properties, plant and equipment	–	–	(52.7)	–
Investment income	(0.1)	–	(2.0)	–
Other non-cash/non-recurring items	4.6	0.7	(13.0)	(9.0)
Adjusted EBITDA	157.2	94.9	514.0	331.1
Sales	270.2	195.2	947.1	677.2
EBITDA margin	58%	49%	54%	49%

Figures may not add due to rounding.

Fortuna | 35

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

Adjusted Attributable Net Income

The following table presents a reconciliation of Adjusted Attributable Net Income from attributable net income, the most directly comparable IFRS measure, for the three and twelve months ended December 31, 2025 and 2024:

	Three months ended December 31,		Years ended December 31,
(in millions of US dollars)	2025	2024	2025	2024
Net income attributable to shareholders	68.1	11.4	287.5	128.7
Adjustments, net of tax:
Discontinued operations	–	1.2	(22.3)	(51.6)
Write off of mineral properties	2.3	–	4.3	–
Reversal of impairment of mineral properties, plant and equipment	–	–	(52.7)	–
Inventory adjustment	0.5	4.7	(16.4)	4.9
Other non-cash/non-recurring items	0.4	2.1	2.7	(4.5)
Adjusted attributable net income	71.3	19.4	203.1	77.5

Figures may not add due to rounding.

Net Debt

The following table presents a reconciliation of debt to total net debt and total net debt to adjusted EBITDA ratio as at December 31, 2025:

(in millions of US dollars, except Total net debt to adjusted EBITDA ratio)	December 31, 2025
2024 Convertible Notes	172.5
Less: cash and cash equivalents and short-term investments	(554.0)
Total net debt	(381.5)
Adjusted EBITDA (last four quarters)	514.0
Total net debt to adjusted EBITDA ratio	(0.7):1

Working Capital

The following table presents a calculation of working capital as at December 31, 2025 and 2024:

(in millions of US dollars)	December 31, 2025	December 31, 2024
Current assets	764.5	486.2
Current liabilities	256.4	256.0
Working capital	508.1	230.2

Figures may not add due to rounding.

Fortuna | 36

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

Qualified Person

Eric Chapman, Senior Vice-President of Technical Services, is a Professional Geoscientist of the Engineers and Geoscientists of British Columbia (Registration Number 36328) and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A and has verified the underlying data.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml.

RISKS AND UNCERTAINTIES

The following is a discussion of risk factors relevant to the Company’s operations and future financial performance. Additional risks not currently known by the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. You should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this MD&A.

The Company is exposed to many risks in conducting its business, including, but not limited, to metal price risk as the Company derives its revenue from the sale of gold, silver, lead and zinc; credit risk in the normal course of business; foreign exchange risk as the Company reports its financial statements in U.S. dollars, whereas the Company operates in jurisdictions that conducts its business in other currencies; the inherent risks of uncertainties in estimating mineral reserves and mineral resources; rising rates of inflation which impact the costs of production; political risks, capital controls risk and the limitations on the repatriation of operating cash flows, environmental risks; risks related to the ability of the Company to obtain permits for its operations, and risks related to its relations with employees. Before deciding to invest in securities of the Company, investors should consider carefully such risks and uncertainties.

Foreign Jurisdiction Risk

As at the date of the MD&A, the Company has three operating mines and exploration activities in Argentina, Côte d'Ivoire, Mexico, Peru, and the preliminary economic assessment stage Diamba Sud gold project in Senegal. All these jurisdictions are potentially subject to a number of political and economic risks as described below, including risk specific to operating in West Africa. The Company is unable to determine the impact of these risks on its future financial position or results of operations, and the Company’s exploration, development, and production activities may be substantially affected by factors outside of the Company’s control. These potential factors include but are not limited to royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, capital and currency controls, import and export regulations, cancellation or renegotiation of contracts, and environmental and permitting regulations. The Company has no political risk insurance coverage against these risks.

The majority of the Company’s production and revenue to December 31, 2025 was derived from its operations in Argentina, Côte d'Ivoire, and Peru. As the Company’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: trend towards resource nationalization in certain West African countries as described below; expropriation or nationalization without adequate compensation, especially in Argentina which has a history of expropriation where the Company operates the Lindero Mine; changing political and fiscal regimes, and economic and regulatory instability; unanticipated changes to royalty and tax regulations; unreliable and undeveloped infrastructure, labor unrest, and labor scarcity; difficulty procuring key equipment and components for equipment; import and export regulation and restrictions; the imposition of capital controls which may affect the repatriation of funds; high rates of inflation; extreme fluctuations in foreign exchange rates and the imposition of currency controls; inability to obtain fair dispute resolution or judicial determination because of bias, corruption or abuse of power;

Fortuna | 37

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

difficulties enforcing judgments; difficulties understanding and complying with regulatory and legal framework with respect to ownership and maintenance of mineral properties, mines and mining operations; local opposition to mine development projects, which include the potential for violence, property damage and frivolous or vexatious claims; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; increased public health concerns.

Risks of Operating in West Africa

Certain of the Company’s operations are currently conducted in West Africa, with the Séguéla Mine in Côte d’Ivoire, and the Diamba Sud exploration project in Senegal, and, as such is common in other mining jurisdictions, the Company’s operations are exposed to various political, economic, and other risks and uncertainties. These risks and uncertainties include, but are not limited to: civil and ethnic unrest, war (including in neighboring countries), terrorist actions, hostage taking or detainment of personnel, military repression, criminal activity, nationalization, illegal mining, invalidation of governmental orders, failure to enforce existing laws, labor disputes, corruption, sovereign risk, political instability, the failure of foreign parties, courts or governments to honor or enforce contractual relations or uphold property rights, changing government regulations with respect to mining (including royalties, environmental requirements, labor, taxation, land tenure, foreign investments, income repatriation, and capital recovery), fluctuations in currency exchange and inflation rates, import and export restrictions, the expropriation of assets and property interests, currency controls and government regulations that favor or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction; as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

As African governments continue to grapple with challenges in their public finance management systems, the strength of commodity prices has resulted in the gold mining sector being targeted as a source of revenue for the Governments, by enhancing tax collection and increasing the State free carried ownership interest in companies from within the extractive sector in particular. Governments are assessing the terms for mining companies to exploit resources in their countries. Neighbouring countries such as Mali have also taken aggressive action to collect additional revenue from the extractive sector including detaining company officials and issuing arrest warrants based on the results of State audits. There is significant uncertainty that this kind of behaviour will not spread to other countries in West Africa where we operate.

Certain African governments have also indicated their intentions to, or have modified their national mining codes. On January 10, 2025 the Government of Côte d’Ivoire revised a portion of its Mining Code and increased the royalty on gold sales by 2% (from 6% to 8%), where the selling price per ounce is greater than $2,000. The Government has indicated its intention to make further modifications to the national Mining Code. The Company continues to monitor the proposed reforms. The Government of Côte d’Ivoire has also delayed certain Governments payments, in particular the refund of VAT. Management continues to engage with the Government to identify opportunities to collect

Operations may also be impacted to varying degrees by the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption, or other factors that are inconsistent with the rule of law. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and the poor drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction, or expropriation of entitlements. In addition, changes in government laws and regulations, including taxation, royalties, the repatriation of capital and profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country, could adversely affect the Company’s exploration, development and production initiatives in these countries and their profitability.

Different economic and social issues exist in emerging markets which may affect the Company’s operating and financial results. For example, infectious diseases (including malaria, HIV/AIDS, tuberculosis, and the Ebola virus) are major health care issues in African countries. Workforce training and health programs to maximize prevention awareness and minimize

Fortuna | 38

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

the impact of infectious diseases in Africa may prove insufficient to adequately address these serious issues. Operations in some emerging countries of West Africa may also be subject to civil disturbances and criminal activities such as trespass, illegal mining, sabotage, theft, and vandalism. Any disturbances and criminal activities may cause disruptions at the Company’s operations, increase operating costs, result in harm to employees or trespassers, cause damage to production facilities or otherwise decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its respective employees and/or financial damages or penalties. In particular, the risks associated with civil unrest in foreign jurisdictions and local communities in which the Company operates may lead to critical supply chain interruptions.

Any of the above events could delay or prevent the Company from exploring, permitting, developing, and operating, on its properties even if economic quantities of minerals are found and could have a material adverse impact upon the Company’s operations.

Estimating Mineral Resources and Mineral Reserves

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves, and expected mineral grades. Until mineral deposits are actually mined and processed, Mineral Resources and Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

Mineral Resources and Mineral Reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs and reduced metallurgical recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect the Company’s profitability in any accounting period. Estimates of operating costs are based on assumptions, including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for gold, silver, and other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Mining Operations

The capital costs required by the Company’s operations and projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations. In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Fortuna | 39

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

The operations of the Company are subject to all of the hazards and risks normally incidental to mining exploration, development and operational activities, including fire, explosions, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, pollution, industrial water shortages, inclement weather, cave-ins and mechanical equipment failure. Any such hazards could result in work stoppages, damage to or destruction of mines and other facilities, damage to life and property, environmental damage, and possible legal liability for any or all damages. While the Company maintains insurance against certain risks, potential claims could exceed policy limits or be excluded from coverage. There are also risks against which the Company cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage may have a material adverse effect on the Company’s business, financial condition or results of operations.

Exploration projects such as the Diamba Sud Project are uncertain

The Company’s mineral production is dependent in part on the success of its exploration projects, such as the Diamba Sud Project. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon market conditions, as well as the results of exploration and evaluation programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense and risk.  It is impossible to ensure that the Company’s current exploration and development programs at the Diamba Sud Project or elsewhere will result in profitable commercial mining operations.

Projects being considered for development are subject to the completion of successful preliminary economic assessments, feasibility studies, engineering studies and environmental assessments, the issuance of necessary governmental permits and the availability of adequate financing, the completion or attainment of which are subject to their own risks and uncertainties. The inability to complete necessary tasks or obtain required inputs, or any delays in the achievement of any key project tasks or inputs, could cause significant delays in timing, cost or results of the assessment of feasibility and/or the process to advance a project to a development decision.  The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve and resource estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; political and economic climate; and metal prices, which are historically volatile and cyclical. In addition, completion of the development of the Company’s advanced projects is subject to various requirements, including the availability and timing of acceptable arrangements for power, water, transportation, access and facilities.  The lack of, or delay in, availability of any one or more of these items could prevent or delay development of the Company’s advanced projects.  There can be no assurance that adequate infrastructure, including road access, will be built, that it will be built in a timely manner or that the cost of such infrastructure will be reasonable or that it will sufficiently satisfy the requirements of the advanced projects.  As well, accidents or sabotage could affect the provision or maintenance of adequate infrastructure.

The Diamba Sud Project is comprised of the Diamba Sud research permit which was granted in 2015 and through subsequent renewals is scheduled to expire in June 2026. The permit is not subject to any further automatic renewals.  Subject to completion of exploration activities, the Company applied for an exploitation permit on February 1 2026; however, there is no assurance that the exploitation permit will be granted.

Environmental Uncertainties

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which they operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. The Company’s operations generate chemical and metals depositions in the form of tailings. The Company’s ability to obtain, maintain and renew permits and approvals, and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or of other mining companies that affect the environment, human health and safety. Environmental hazards may exist on the

Fortuna | 40

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Environmental legislation is evolving in a manner which is imposing stricter standards and enforcement, increased fines and penalties for non-compliance, in addition to more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment, or remedial action. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

The activities of the Company require licenses and permits from various governmental authorities. The Company currently has been granted the requisite licenses and permits to enable it to carry on its existing business and operations. However, there can be no assurance that the Company will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development, and mining operations for its projects in the future. The Company might find itself in situations where the state of compliance with regulation and permits can be subject to interpretation and challenge from authorities that could carry risk of fines or temporary stoppage.

Safety and Security

The Company’s Séguéla Mine is located in Côte d’Ivoire and it’s Diamba Sud project is located in Senegal. Following instability in recent years in several West African countries, the prevailing security environment in certain West African countries has deteriorated due to the presence of various militant secessionist and Islamist paramilitary groups, including the 2022 military coups in Burkina Faso and the coup in Niger in July of 2023. While additional measures have been implemented in response to ensure the security of its various assets, personnel, and contractors, and while the Company continues to cooperate with regional governments, their security forces, and third parties, there can be no assurance that these measures will be successful. Any failure to maintain the security of its assets, personnel, and contractors may have a material adverse effect on the Company’s business, prospects, financial condition, and results of operations.

While there is no reason to believe that the Company’s employees or operations will be targeted by criminal and/or terrorist activities in the countries in which we operate, risks associated with conducting business in the region, along with the increased perception that such incidents are likely to occur, may disrupt the Company’s operations, limit its ability to hire and keep qualified personnel, and impair its access to sources of capital or insurance on terms and at rates that are commercially viable. Furthermore, although the Company has developed procedures regarding the mitigation of such risks, due to the unpredictable nature of criminal and/or terrorist activities, there is no assurance that its efforts will be able to effectively mitigate such risks and safeguard the Company’s personnel and assets.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All of our trade receivables from concentrate sales are held with large international metals trading companies.

The Company’s cash and cash equivalents and short-term investments are held through large financial institutions. These investments mature at various dates within one year.

Fortuna | 41

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

The Company’s maximum exposure to credit risk as at December 31, 2025 and 2024 is as follows:

(in millions of US dollars)	December 31, 2025	December 31, 2024
Cash and cash equivalents	554.0	231.3
Trade and other receivables	74.4	100.0
Income tax receivable	–	5.3
Other non-current receivables	8.9	33.2
	637.3	369.8

Figures may not add due to rounding

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. We limit our exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through our investment policy of purchasing only instruments with a high credit rating. Almost all of our concentrate is sold to large well-known concentrate buyers.

Metal Price Risk

The Company derives its revenue from the sale of gold, silver, lead, and zinc. The Company’s sales are directly dependent on metal prices, and metal prices have historically shown significant volatility that is beyond the Company’s control.

The following table illustrates the sensitivity to a +/-10% change in metal prices on the Company’s outstanding trade receivables as at December 31, 2025:

Metal	Change %	Effect on Sales $
Lead	+/- 10%	0.8
Zinc	+/- 10%	0.5

Changes in the market prices of the precious metals that the Company produces affect the Company’s profitability and cashflows. Metals prices can fluctuate due to many factors including, demand, the strength of the United States dollar, currency exchange rates, inflation, global mine production levels and other general price instability. Decrease in the market price of metals can also significantly affect the value of the Company’s metal inventory, stockpiles and leach pads, and it may be necessary to record a write-down to the net realizable value as well as significantly impact the carrying value of Company’s assets.

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production and non-metal commodities.

The zinc and lead contracts are derivative financial instruments and are not accounted for as designated hedges. They were initially recognized at fair value on the date on which the related derivative contracts were entered into and are subsequently re-measured to estimated fair value. Any gains or losses arising from changes in the fair value of the derivatives are credited or charged to profit or loss.

Currency Risk

The Company is exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian Dollars, Peruvian Soles, Argentine Pesos, Euros, Australian dollars, and West African CFA Francs. A significant change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows.

Fortuna | 42

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

The following table summarizes the sensitivity to a +/-10% change in foreign currency exchange rates on the Company’s foreign currency exposure as at December 31, 2025:

Currency of foreign denominated items	Change %	Effect $
Mexican pesos	+/- 10%	-
Peruvian soles	+/- 10%	1.8
Argentine pesos	+/- 10%	0.7
Canadian dollars	+/- 10%	2.5
West African CFA francs	+/- 10%	3.6
Australian dollar	+/- 10%	0.1
Euros	+/- 10%	0.1

Due to the volatility of the exchange rate for Argentine Peso, the Company is applying additional measures in cash management to minimize potential losses arising from the conversion of funds. As discussed below in the capital management section, the Company is required to convert the equivalent value into Argentine Pesos from the export of all gold doré sold from the Lindero Mine. In addition, the Company would be required to obtain the prior consent of the Argentine Central Bank for the payment of cash dividends and distributions of profits out of Argentina.

In April of 2025, the Government of Argentina secured a $20.0 billion loan from the International Monetary Fund and implemented decrees which eliminated a number of capital controls and moved the Argentine Peso to a more free-floating exchange rate. This included the lifting of some restrictions on the repatriation of local cash balances. While these changes have been favourable to the Company and allow us to repatriate funds out of Argentina to manage local cash balances, there is no guarantee that these changes will remain in place or that the purchase of US Dollars for repatriation will be possible at an exchange rate the Company finds acceptable. Management continues to monitor the situation and strategically repatriate cash when possible. For cash balances in Argentine Pesos that remain in Argentina the Company has instituted an investment strategy to hedge against this risk of devaluation.

The following tables summarize the Company’s exposure to currency risk through the following assets and liabilities denominated in foreign currencies:

As at December 31, 2025 (In millions of local currency)	Canadian dollars	Peruvian soles	Mexican pesos	Argentine pesos	West African CFA Francs	Australian Dollars	Euro
Cash and cash equivalents	0.9	3.8	1.0	2,622.3	72,289.6	0.1	-
Marketable securities	9.3	-	-	-	-	-	-
Restricted cash	-	-	-	-	440.0	-	-
Trade and VAT receivables	0.1	5.2	15.7	24,102.0	23,048.8	-	2.8
Trade and other payables	(47.7)	(45.4)	(7.0)	(13,199.1)	(29,870.0)	(1.2)	(2.1)
Provisions, current	-	(1.4)	-	(2,989.1)	-	-	-
Income tax payable	-	(11.9)	-	-	(43,676.3)	-	-
Other liabilities	(0.3)	-	-	-	-	-	-
Provisions, non-current	-	(15.2)	-	-	-	-	-
Total foreign currency exposure	(37.7)	(64.9)	9.7	10,536.1	22,232.1	(1.1)	0.7
US$ equivalent of foreign currency exposure	(27.5)	(19.3)	0.5	7.2	39.8	(0.8)	0.8
Figures may not add due to rounding

Fortuna | 43

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

As at December 31, 2024 (In millions of local currency)	Canadian dollars	Peruvian soles	Mexican pesos	Argentine pesos	West African CFA Francs	Australian Dollars	Euro
Cash and cash equivalents	0.9	6.0	30.1	123.8	18,192.2	0.2	2.9
Marketable securities	0.2	-	-	-	-	-	-
Restricted cash	-	-	-	-	293.3	-	-
Trade and VAT receivables	0.2	5.0	77.1	18,844.9	27,131.8	-	-
Income tax receivable	-	12.8	84.0	-	-	-	-
VAT - long-term receivable	-	-	54.8	-	16,238.0	-	-
Trade and other payables	(19.9)	(27.1)	(262.0)	(9,840.6)	(51,995.7)	(2.5)	(7.0)
Provisions, current	-	(4.3)	(89.8)	(2,306.5)	-	-	-
Income tax payable	-	-	(5.4)	-	(1,274.8)	-	-
Provisions, non-current	-	(8.5)	(161.7)	-	-	-	-
Total foreign currency exposure	(18.6)	(16.1)	(272.9)	6,821.6	8,584.8	(2.3)	(4.1)
US$ equivalent of foreign currency exposure	(13.0)	(4.3)	(13.5)	6.6	13.7	(1.5)	(4.2)
Figures may not add due to rounding

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We manage our liquidity risk by continually monitoring forecasted and actual cash flows. We have in place a planning and budgeting process to help determine the funds required to support our normal operating requirements and our development plans. We aim to maintain sufficient liquidity to meet our short term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and our committed and anticipated liabilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cashflows. A rigorous reporting, planning, and budgeting process is in place to help facilitate forecasting funding requirements, to support operations on an ongoing basis and with expansion plans, if any. See also “Liquidity and Capital Resources”.

As at December 31, 2025, the Company expects the following maturities of its financial liabilities, lease obligations, and other contractual commitments, excluding payments relating to interest:

	Expected payments due by year as at December 31, 2025
(in millions of US dollars)	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Trade and other payables	153.4	–	–	–	153.4
Debt	–	–	172.5	–	172.5
Closure and reclamation provisions	–	1.0	13.0	43.4	57.4
Income taxes payable	81.8	–	–	–	81.8
Lease obligations	27.7	42.2	11.0	13.7	94.6
Other liabilities	–	8.3	–	–	8.3
Total	262.9	51.5	196.5	57.1	568.0

Figures may not add due to rounding.

Fortuna | 44

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

Capital Management

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets.

Effective December 23, 2019, changes to Argentina’s tax laws proposed by the new Argentine Government were implemented. The changes ratified and extended legislation which was to expire on December 31, 2019 and allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. These capital controls, together with additional temporary controls enacted on May 29, 2020, have the effect of requiring exporters to convert the equivalent value of foreign currency received from the export into Argentine Pesos; requiring the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of currency out of Argentina; requiring Argentine companies to convert foreign currency loans received from abroad into Argentine Pesos; and restricting the sale of Argentine Pesos for foreign currency. These changes have since ratified and extended legislation to December 31, 2025. These provisions restrict the Company from holding funds in Argentina in United States dollars. Accordingly, the Company is required to convert the equivalent value of proceeds received in foreign currency from the export of all gold doré from the Lindero Mine, into Argentine Pesos. In addition, the Company is required to obtain the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of profits out of Argentina.

The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company’s capital structure consists of equity comprising of share capital, reserves and retained earnings as well as debt facilities, equipment financing obligations less cash, cash equivalents and short-term investments.

(in millions of US dollars)	December 31, 2025	December 31, 2024
Equity	1,677.0	1,403.9
Debt	134.4	126.0
Lease obligations	76.9	68.0
Less: cash and cash equivalents and short-term investments	(554.0)	(231.3)
	1,334.3	1,366.6
Figures may not add due to rounding

Other than the restrictions related to capital controls, and complying with the debt covenants under the Company’s credit facility, the Company is not subject to any externally imposed capital requirements. As at December 31, 2025, the Company was in compliance with its debt covenants.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, the Company’s interest rate exposure mainly relates to interest earned on its cash, cash equivalent, and short-term investment balances, interest paid on its SOFR-based debt and the mark-to-market value of derivative instruments which depend on interest rates.

Fortuna | 45

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

Information Technology Risk

The Company’s information technology systems used in its operations are subject to disruption, damage or failure from a variety of sources including without limitation, computer viruses, security breaches, cyberattacks, natural disasters and defects in design.  For example, damage to computer cables can cause disruption to networks. This has occurred in recent years, and more recently in March 2024 when damage to underwater cables off the coast of Côte d’Ivoire caused disruption to internet service in western and central Africa. Cybersecurity incidents, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data or machines and equipment, and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information, the corruption of data or the disabling, misuse or malfunction or machines and equipment  However, given the unpredictability of the timing, nature and scope of information or operational technology disruptions, the Company could potentially be subject to production downtimes, operational delays, operating accidents, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which would have a material and adverse effect on the Company’s business, financial condition or results of operations.

The Company could also be adversely affected by system or network disruptions if new or upgraded information technology systems are defective, not installed properly or not properly integrated into operations. Various measures have been implemented to manage the risks related to the system implementation and modification, but system modification failures could have a material and adverse effect on the Company’s business, financial condition or results of operations.

Key Personnel

The Company is dependent on a number of key management and employee personnel. The Company’s ability to manage its exploration, development, construction, and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical, and unskilled employees. The loss of the services of one or more key management personnel, as well as a prolonged labor disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. The Company may be subject to claims by local communities, indigenous groups, or private landowners relating to land and mineral rights, and such claimants may seek sizable monetary damages or seek the return of surface or mineral rights that may be valuable to the Company which may significantly impact operations and profitability, if lost. These matters are subject to various uncertainties and it is possible that some of these matters may be resolved with an unfavorable outcome to the Company. The Company does carry liability insurance coverage, but such coverage does not cover all risks to which the Company may be exposed to.

Global Trade and Tariffs

The imposition of trade tariffs, particularly by the United States, or other trade restrictions could have significant repercussions for Canadian businesses, and the broader economy. Increased costs of goods and services may contribute to inflation. These tariffs, and any changes to these tariffs or imposition of any new tariffs, taxes or import or export restrictions or prohibitions, could have a material adverse effect on the Company's business. Furthermore, there is a risk that the tariffs imposed by the United States on other countries will trigger a broader global trade war which could have a material adverse effect on the Canadian, United States and global economies. Overall, trade policy restrictions create financial uncertainty for companies, disrupt trade relationships, and put downward pressure on economic growth.

Fortuna | 46

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further information on our significant judgements and accounting estimates, refer to note 4 of our 2025 Financial Statements.

Changes in Accounting Policies

The Company adopted various amendments to IFRS, which were effective for accounting periods beginning on or after January 1, 2025. These include amendments to IAS 21, Lack of Exchangeability. In August 2023, the IASB issued amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates – Lack of Exchangeability, to clarify the accounting for transactions in currencies that lack exchangeability. These amendments provide guidance on determining when a currency is considered exchangeable and how to estimate the spot exchange rate in cases where exchangeability is lacking. The amendments also require additional disclosures when an entity applies the new requirements to estimate a spot exchange rate due to a lack of exchangeability. The Company adopted these amendments effective January 1, 2025. The adoption of the amendments did not have a material impact on the Company's financial statements. The Company has assessed the currencies in the jurisdictions in which it operates and determined that, for the year ended December 31, 2025, no material lack of exchangeability existed that would require the use of an estimated spot rate under the new guidance.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Management assesses the effectiveness of the Company’s internal control over financial reporting using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”). Management conducted an evaluation of the effectiveness of ICFR and concluded that it was effective as of December 31, 2025.

Except for controls related to the divestment transactions completed in the second quarter, there have been no other changes in the Company’s internal control over financial reporting for the three and twelve months ended December 31,

Fortuna | 47

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, Independent Registered Public Accounting Firm, Vancouver, BC, Canada. The required report is included in the “Report of Independent Registered Public Accounting Firm,” that accompanies the Company’s audited consolidated financial statements as of and for the fiscal years ended December 31, 2025 and 2024.

Fortuna | 48

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A and any documents incorporated by reference into this MD&A includes certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are often, but not always, identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, “possible”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to: Mineral Resource and Mineral Reserve estimates as they involve the implied assessment, based on estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated and can be profitably produced in the future; the Company's plans and expectations for its material properties and future exploration, development and operating activities, including, without limitation, capital expenditure, production and cash cost and all-in sustaining costs (“AISC”) estimates, exploration activities and budgets, forecasts and schedule estimates, as well as their impact on the results of operations or financial condition of the Company; estimated production forecasts for 2026; estimated costs, cash costs and AISC for 2026; estimated expenditures for 2026; exploration plans; statements establishing sustainability and environmental targets, goals, and strategies, and the ability to meet the same; the future results of exploration activities; statements about the timing and replacement of the foundations for the repair of the primary crusher at the Lindero Mine, and that the measures that the Company intends to has put in place to support the uninterrupted stacking of ore on the leach pad during the foundation replacement period will be successful and will not have a material impact on production; that the Company’s exploration activities will be successful and that it will be able to increase its mineral resources at its existing deposits; the ability of the Company to continue to repatriate funds from Argentina; the Company’s expectation that there are no changes in internal controls that are reasonably likely to materially affect the Company’s internal control over financing reporting; expected maturities of the Company’s financial liabilities, lease obligations and other contractual commitments; property permitting and litigation matters; the fluctuation of its effective tax rate in the jurisdictions where the Company does business; and statements regarding the NCIB program.

The forward-looking statements in this MD&A also include financial outlooks and other forward-looking metrics relating to Fortuna and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of Fortuna and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others: operational risks relating to mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims; inability to meet sustainability, environmental, diversity or safety targets, goals, and strategies (including greenhouse gas emissions

Fortuna | 49

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

reduction targets); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian and the Israel – Hamas conflicts, and the impact they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; risks related to International Labor Organization (“ILO”) Convention 169 compliance; developing and maintaining good relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; substantial reliance on the Séguéla Mine and the Lindero Mine for revenues; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; reliance on key personnel; uncertainty relating to potential conflicts of interest involving the Company’s directors and officers; risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions; adequacy of insurance coverage; operational safety and security risks; risks related to the Company’s compliance with the United States Sarbanes-Oxley Act; risks related to the foreign corrupt practices regulations and anti-bribery laws; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to pandemics, epidemics and public health crises; and the impact they might have on the Company’s business, operations and financial condition; the Company’s ability to access its supply chain; the ability of the Company to transport its products; and impacts on the Company’s employees and local communities all of which may affect the Company’s ability operate; competition; fluctuations in metal prices; regulations and restrictions with respect to imports; the imposition of trade tariffs and the effect that they might have on the Company’s operations; high rates of inflation; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and restrictions on foreign exchange and currencies; failure to meet covenants under its credit facility, or an event of default which may reduce the Company’s liquidity and adversely affect its business; tax audits and reassessments; risks relating to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; risks related to the volatility of the trading price of the Company’s common shares; dilution from further equity or convertible debenture financings; risks related to future insufficient liquidity resulting from a decline in the price of the Company’s common shares; uncertainty relating to the Company’s ability to pay dividends in the future; risks relating to the market for the Company’s securities; risks relating to the convertible notes of the Company; and uncertainty relating to the enforcement of any U.S. judgments which may be brought against the Company; as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form for the financial year ended December 31, 2024 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions and factors management considers reasonable as at the date of this MD&A, including but not limited to: all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties; there being no significant disruptions affecting operations, whether relating to labor, supply, power, blockades, damage to equipment or other matter; there being no material and negative impact to the various contractors,

Fortuna | 50

Fortuna Mining Corp. Management’s Discussion and Analysis For the year ended December 31, 2025	(in US dollars, tabular amounts in millions, except where noted)

suppliers and subcontractors at the Company’s mine sites as a result of the Ukrainian – Russian, Israel - Hamas conflicts or otherwise that would impair their ability to provide goods and services; permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations;  expected trends and specific assumptions regarding metal prices and currency exchange rates; prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels; production forecasts meeting expectations; any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company; and the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these Forward-looking Statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding the Company’s properties included herein was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Fortuna | 51